Exhibit 21

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of the significant subsidiaries of the registrant:

NAME OF SIGNIFICANT SUBSIDIARY	STATE OF INCORPORATION OR ORGANIZATION	PERCENTAGE OWNERSHIP OF ENTITY
Alton Gaming Company	Illinois Corporation	100%
The Missouri Gaming Company	Missouri Corporation	100%
The Indiana Gaming Company	Indiana Corporation	100%
Iowa Gaming Company	Iowa Corporation	100%
Argosy of Iowa, Inc.	Iowa Corporation	100%
Argosy of Louisiana, Inc.	Louisiana Corporation	100%
Jazz Enterprises, Inc.	Louisiana Corporation	100%
Catfish Queen Partnership In Commendam	Louisiana Partnership	100%
Indiana Gaming Company, L.P.	Indiana Limited Partnership	100%
Belle of Sioux City, L.P.	Iowa Limited Partnership	100%
Centroplex Centre Convention Hotel, L.L.C.	Louisiana Limited Liability Company	100%
Empress Casino Joliet Corporation	Illinois Corporation	100%
Indiana Gaming Company II, L.P.	Indiana Limited Partnership	100%
Indiana Gaming Holding Company	Indiana Corporation	100%